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5/30/13

[redacted]

SECUR 13025196 ON

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SEC Mail Processing Section MAY 30 2013 Washington DC 401

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2013
05 REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40440

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 AND ENDING 03/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~PENVEST SECURITIES, INC~~ Penvest Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3801 60TH ST
(No. and Street)

KENOSHA	WI	53144
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
TERRY HAGGERTY (262-206-9100)
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REILLY, PENNER AND BENTON, LLP.
(Name – *if individual, state last, first, middle name*)

1233 N. MAYFAIR RD. SUITE 302	MILWAUKEE	WI	53226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD
6/5/13

OATH OR AFFIRMATION

I, TERRY HAGGERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PENVEST SECURITIES, INC., as of March 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

OFFICIAL SEAL
ALEXANDER PAWLUKOWSKY
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/01/17

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report

Board of Directors
PenVest Securities, Inc.
Kenosha, Wisconsin

Report on the Financial Statements

We have audited the accompanying statement of financial condition of PenVest Securities, Inc. as of March 31, 2013 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

AUDITED FINANCIAL STATEMENTS

Year Ended March 31, 2013

Table of Contents

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
May 17, 2013
Milwaukee, Wisconsin

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Financial Condition
March 31, 2013

ASSETS

Current Assets:		
Cash and equivalents	$	17,664
Other Assets:		
Commission advance		417
CRD daily account		64
Officer's advance		20,726
Total other assets		21,207
Total assets	$	38,871

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable	$	2,097
Stockholder's Equity:		
Common stock		840
Additional paid in capital		38,280
Retained earnings (deficit)		(2,346)
Total stockholder's equity		36,774
Total liabilities and stockholder's equity	$	38,871

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Operations
For the Year Ended March 31, 2013

Income:		
Mutual fund/12-B1 commissions	$	25,765
COR commissions		38,375
Annuity commissions		8,176
Option commissions		5,182
Equity commissions		4,413
Postage & handling charges		7,109
Interest income		587
Facility expense reimbursement		18,000
Other income		7
Total Income		107,614
Expenses:		
Clearing costs		32,927
Commissions paid		4,137
Medical reimbursement		16,548
ILX quotes		10,027
Licensing & fee expense		4,981
Auto expense		6,698
Office rent expense		1,500
Telephone expense		4,408
Office supplies and utilities expense		5,992
Insurance expense		353
Legal & professional expense		12,784
Dues and subscriptions		665
Charitable donations		25
Travel and entertainment expense		633
Depreciation expense		192
Impairment of goodwill		15,191
Loss on disposition of equipment		730
Other expense		876
Total expenses		118,667
Net Loss	$	(11,053)

The accompanying notes to financial statements
are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2013

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance March 31, 2012	$ 840	$ 38,280	$ 8,707	$ 47,827
Net loss	-	-	(11,053)	(11,053)
Balance, March 31, 2013	$ 840	$ 38,280	$ (2,346)	$ 36,774

The accompanying notes to financial statements are an integral part of these statements.

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Statement of Cash Flows
For the Year Ended March 31, 2013

Cash Flows from Operating Activities:		
Net loss	$	(11,053)
Depreciation and amortization		192
Impairment of goodwill		15,191
Loss on disposition of assets		730
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		685
Commission advance		(417)
CRD daily account		(60)
Officer's advance		(1,743)
Other accounts payable		1,633
Net cash provided by operating activities		5,158
Increase in cash and equivalents		5,158
Cash and equivalents, Beginning of year		12,506
Cash and equivalents, End of year	$	17,664

The accompanying notes to financial statements
are an integral part of these statements.

1. Summary of Significant Accounting Policies

Business Activity

The Company was incorporated in the state of Wisconsin on October 18, 1988. The Company is registered with the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and Securities Investor Protection Corporation. The Company's principal business activity is the sale of securities.

Cash and Equivalents

Cash and equivalents consist of the Company's checking account and COR clearing account.

Reserves and Custody of Securities

The Company did not hold securities for sale, nor did it hold customer securities at March 31, 2013. Because the Company does not handle customers' securities, Rule 15(c)3-3 regarding computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Commission Income

Commissions are normally recognized as income when received because they are generally considered Section 12(b)(1) fees and are not earned until received.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Subsequent event

Management has evaluated all subsequent events through May 17, 2013 for possible inclusion as a disclosure in the financial statements. There were no subsequent events that required recognition or disclosure.

Client Lists / Goodwill

Client lists are stated at cost. In accordance with accounting principles generally accepted in the United States of America, the Company, on an annual basis determines the extent the value of client lists has been impaired. At March 31, 2013, management determined an impairment of goodwill resulting in a write-off of $15,191.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2013, the Company's net capital and required net capital were $15,567 and $5,000, respectively. The ratio of aggregate indebtedness to net capital was 0.2 to 1.

3. Common Stock

Common stock consists of $.001 Par Voting, 920,000 authorized and 840,000 outstanding.

PENVEST SECURITIES INC.
Kenosha, Wisconsin

Notes to Financial Statements
March 31, 2013
(Continued)

4. Filing Requirements

There were no liabilities subordinated to claims of creditors during the period ended March 31, 2013. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

5. Uncertainties, Contingencies, and Risks

Due to the increase in compliance requirements, management believes that the Company is too small to justify the hiring of a full time compliance officer and, therefore, the Company is looking to sell operations to a larger entity.

6. Income Taxes

The Company has a net operating loss of approximately $28,000 available for carryforward. This results in a deferred tax asset of approximately $6,400. However, a corresponding allowance has been recorded because the realization of this amount is uncertain.

The Company has implemented accounting for uncertainty in income taxes in accordance with accounting principles generally accepted in the United States of America. This standard describes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on various related matters such as derecognizing, interest, penalties and disclosures required. Management of the Company evaluates the uncertain tax positions taken, if any, and consults with outside counsel as deemed necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax liabilities in income tax expense.

The Company is no longer subject to U.S. federal income tax examinations for years ending before March 31, 2010. The Company is no longer subject to Wisconsin income tax examinations for years ending before March 31, 2009.

7. Related-Party Activity

During the period, the Company entered into the following related-party transactions:

a) Blue Sky Group, an affiliated company

Rent received	$ 18,000

b) President and majority shareholder

Medical and health benefits	$ 16,548

In addition, the Company paid $7,253 in occupancy charges to the President and majority shareholder for a home office.

8. Commitments

The Company is periodically subject to examination of its operations by various regulatory agencies. It is management's opinion that none of these examinations will have a material effect on the Company's financial statements.

9. Operating Lease Commitment

The Company leases its office spaces on a month-to-month basis. Total rent paid for the period ending March 31, 2013 was $1,500.

The Company leases a vehicle requiring monthly payments of $240. The current lease expires January 31, 2015. Total vehicle lease expense for the period ending March 31, 2013 was $2,400. Future minimum lease payments as of March 31, 2013 are as follows:

Year Ending March 31,		
2014	$	2,880
2015		1,680
	$	4,560

PENVEST SECURITIES, INC.
Kenosha, Wisconsin

Schedule I: Computation of Net Capital and Aggregate Indebtedness
For the Year Ended March 31, 2013

Aggregate Indebtedness:		
Other accounts payable	$	2,097
Total Aggregate indebtedness	$	2,097
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	140
Net Capital Computation:		
Stockholder's equity at year end	$	36,774
Deductions:		
Other assets		(21,207)
Net capital	$	15,567
Minimum dollar net capital requirement	$	5,000
Capital in excess of minimum requirement	$	10,567
Percentage of Aggregate Indebtedness to Net Capital		0.2 to 1

Reconciliation with Company's Computation (included in Part IIA of Form X-17A-5 as of March 31):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	15,566
Rounding		1
		15,567

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Penvest Securities, Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3.

Penvest Securities Inc. is exempt from Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).

See Independent Auditors' Report

Steven R. Volz
Daniel R. Brophey
Thomas G. Wieland
Michael W. Van Wagenen

RPB CPAs
A century of new ideas

David A. Grotkin
Joel A. Joyce
Brian J. Mechenich
Carrie A. Gindt
Patrick G. Hoffert

Independent Auditors' Report on Internal Control

To the Board of Directors
PenVest Securities, Inc.
Kenosha, Wisconsin

In planning and performing our audit of the financial statements of PenVest Securities, Inc. as of and for the year ended March 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Reilly, Penner & Benton LLP
1233 N. Mayfair Road Suite #302 • Milwaukee, WI 53226-3255 • 414-271-7800
www.rpb.biz

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those changed with governance. We consider the following deficiency in the Company's internal control to be a significant deficiency:

Segregation of Duties

The Company operates its accounting and reporting function with a small number of individuals, which precludes a proper segregation of duties. This condition is not, however, unusual in entities the size of PenVest Securities, Inc. It is important for management to be aware of this condition, and to realize that the concentration of duties and responsibilities in one individual is not desirable from a control point of view. Under these conditions, the most effective controls rest in management's knowledge and monitoring of matters relating to the Company's financial affairs.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reilly, Penner & Benton LLP

Reilly, Penner & Benton, LLP
May 17, 2013
Milwaukee, Wisconsin